UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 4)*


                            Wacoal Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 6932204
                              (CUSIP Number)

                              April 30, 2004
         (Date of Event Which Requires Filing of this Statement)


heck the appropriate box to designate the rule pursuant to which this chedule is filed:
X] Rule 13d-1(b)
 ] Rule 13d-1(c)
 ] Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting erson's initial filing on this form with respect to the subject class f securities, and for any subsequent amendment containing information hich would alter the disclosures provided in a prior cover page.

he information required in the remainder of this cover page shall not e deemed to be "filed" for the purpose of Section 18 of the Securities xchange Act of 1934 ("Act") or otherwise subject to the liabilities of hat section of the Act but shall be subject to all other provisions of he Act (however, see the Notes).


















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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  3,920,000


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        4,889,000
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,889,000     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.3%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC








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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

mendment No. 4

tem 1(a)     Name of Issuer:
       Wacoal Corporation

tem 1(b)     Address of Issuer's Principal Executive Offices:
       29, Nakajima-cho
       Kisshoin, Minami-ku
       Kyoto 601-8530, Japan

tem 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc.

tem 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

tem 2(c)     Citizenship:   N/A

tem 2(d)     Title of Class of Securities:
       Common Stock

tem 2(e)     CUSIP Number:
       6932204

tem 3     If this statement is filed pursuant to sections 240.13d-1(b)
       or 240.13d-2(b) or (c), check whether the person filing is a:
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

tem 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See page 2

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:








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       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 4,889,000 shares or 3.3% of the 146,616,685 shares of Common Stock believed to be outstanding.

tem 5     Ownership of Five Percent or Less of a Class.  If this
       statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

tem 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

tem 7     Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company is a bank as defined in
          Section 3(a)(6) of the Act and an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group
          International, Inc.

       2. Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

       3. Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

       4. Capital International Research and Management, Inc. dba
          Capital International, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

tem 8     Identification and Classification of Members of the Group:
       N/A

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tem 9     Notice of Dissolution of Group:  N/A

tem 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       Date:          May 10, 2004

       Signature:     *David I. Fisher
       Name/Title:    David I. Fisher, Chairman
                      Capital Group International, Inc.



        *By    /s/ Michael Downer
               Michael Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc






















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